Brown, Winick, Graves, Gross,
Baskerville and Schoenebaum, P.L.C.
              ATTORNEYS AT LAW

666 GRAND AVENUE, SUITE 2000 DES MOINES, IOWA 50309-2510 TELEPHONE: (515) 242-2400 FACSIMILE: (515) 283-0231 URL: www.ialawyers.com Offices in: West Des Moines, Iowa Pella, Iowa	Richard W. Baskerville
Bruce Graves
Steven C. Schoenebaum
Harold N. Schneebeck
Paul D. Hietbrink
William C. Brown
Richard K. Updegraff
Paul E. Carey
Douglas E. Gross
John D. Hunter
James H. Gilliam
Robert D. Andeweg
Alice Eastman Helle
Michael R. Blaser
Thomas D. Johnson
Christopher R. Sackett
Sean P. Moore	Nancy S. Boyd
James L. Pray
Brenton D. Soderstrum
Michael D. Treinen
Scott L. Long
Ronni F. Begleiter
Miranda L. Hughes
Kelly D. Hamborg
William E. Hanigan
Mary A. Ericson
Barbara B. Burnett
Michael J. Green
Michael A. Dee
Danielle Dixon Smid
Brian P. Rickert
Valerie D. Bandstra
Ann Holden Kendell	Alexander M. Johnson
James S. Niblock
Rebecca A. Brommel
Mark E. Roth
Tina R. Thompson
Brian M. Green
Dustin D. Smith
Catherine C. Cownie
Erick D. Prohs
Laura N. Martino
Amy R. Piepmeier
Elizabeth A. Coonan
Britney L. Schnathorst
Sara L. Keenan
Rebecca A. Reisinger	Patents and Trademarks G. Brian Pingel Camille L. Urban Adam W. Jones
Walter R. Brown (1921-2000) WRITER'S DIRECT DIAL NO. (515) 242-2477 WRITER'S DIRECT FAX NO. (515) 323-8577 WRITER'S E-MAIL ADDRESS hughes@ialawyers.com

November 15, 2005

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:
Advanced BioEnergy, LLC
Registration No. 333-125335
Submission of Rule 134 Marketing Materials

Dear Mr. Mancuso:

        We are in receipt of your letter dated November 14, 2005, providing comments on our submission of Rule 134 Marketing Materials for Advanced BioEnergy, LLC (the "Company"). We reviewed your comment and the purpose of this letter is to provide our response to your comment. Please also find enclosed a revised newspaper advertisement and radio advertisement for your review.

1.    Please support your statement that the materials you provided contain only the statement required or permitted to be included by Securities Act Rule 134. It appears that much of the information currently in the materials is beyond the scope of permitted Rule 134 communications.

Response:

Rule 134 communications are intended to be limited to announcements identifying the existence of a public offering and the availability of the prospectus and are not selling literature of any kind. SEC Release No. 33-4709, July 14, 1964, 29 S.R. 9827. The Chief Counsel of the SEC Division of Corporation Finance went on to say that, "in my opinion, Section 2 (10)(b) and Rule 134 must be interpreted to prevent the inclusion in tombstone advertising of language intended to present a selling argument as opposed to the clear identification of an offering."

Newspaper Advertisement

        We believe that the newspaper advertisement complies with Rule 134 as follows:

  •
  The advertisement identifies the name and address of the issuer, identifies the securities as limited liability company membership units, and gives the date upon which the sales will be made to the public. This all is information permitted by Rule 134.

  •
  Rule 134 permits the amount of the securities offered to be included in the communication. The advertisement, as revised, states the minimum offering amount and maximum offering amount, as well as the minimum number of securities and maximum number of securities in order to clarify the range of the amount of securities offered. The inclusion in the advertisement of the range of securities was also required by the Nebraska Department of Banking and Finance.

  •
  Rule 134 also permits the pricing of the securities in the communication. The advertisement states the offering price per unit, minimum purchase requirement, and additional increments. It is important to give the minimum purchase and incremental purchase requirements in order to clarify for the investor that one cannot invest simply $10 per unit in order to invest in the offering.

  •
  The advertisement next gives a brief description of the business of the issuer which is allowed by Rule 134.

  •
  Rule 134 requires that the communication state the name and address of a person from whom a prospectus can be obtained. We have indicated that a copy of the final prospectus can be obtained from our director, Bob Bettger, at the Company's office or at an informational meeting. We have also included meeting dates and locations which we believe is allowed by Rule 134. The inclusion of meeting dates is not language intended to present a selling argument. Instead, the inclusion of the meeting dates is in accordance with the purposes of Rule 134 in directing the investor as to the availability of a final prospectus and how that prospectus may be obtained. As such, the inclusion of meeting dates is consistent with the purposes and policies of Rule 134. Furthermore, the SEC has stated its position that it would not recommend any enforcement action to the Commission if an advertisement placed by a registrant in a newspaper contained an invitation to attend meetings at a given date and location where copies of the final prospectus will be available to all persons in attendance. The Joley Company, SEC No-Action Letter (available December 1, 1977) (1977 WL 11545). In that letter, the registrant, after being declared effective by the Commission for their theatrical offering, wished to place an advertisement in a newspaper advertising so-called "backers auditions" to familiarize investors, potential investors, theater owners, and other interested persons with the nature of the production and to introduce such persons to the authors, directors, and prospective members of the cast. Copies of the final prospectus were to be made available to all persons in attendance at those backers auditions. The SEC indicated that based on the facts set forth in that letter, the Division would not recommend any enforcement action to the Commission. Similarly, the Company wishes to hold informational meetings for potential investors. Copies of the final prospectus will be available to all persons in attendance. The publishing in the advertisement of the dates and locations of these meetings does not violate Rule 134.

  •
  The advertisement contains the statement that the securities are offered in connection with the distribution by the issuer and represents new financing as required by Rule 134.

  •
  The advertisement contains a statement that: "This shall not constitute an offer to sell or the solicitation offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation, or sale would be unlawful under the securities laws of any such state." The State of Nebraska Department of Banking and Finance requires that this statement be included in the advertisement. As such, it is also allowed by Rule 134.

  •
  Finally, the newspaper advertisement includes a headline "Ethanol Plant Investment Opportunity." The SEC has indicated its position that it will not recommend any enforcement action to the Commission if "a non-investment company includes in its Rule 134 advertising any logo, corporate symbol or trademark of the issuer, or marketing organization or attention getting headline designed to direct the readers attention to the textual material included in the communication pursuant to the other provisions of Rule 134. "National Associations Securities Dealers Inc., SEC No-Action Letter (available June 23, 1984) (1984 WL47359). In National Association of Securities Dealers, the Association requested guidance on the SEC position on interest-getting headlines noting that the position permitting headlines was almost 10-years old at the time such headlines had been allowed as long as they were not misleading. In the newspaper advertisement, the headline "Ethanol Project Investment Opportunity" is not misleading. The investment is in a company that intends to construct a 100 million gallon per year dry mill corn processing ethanol plant to be located near Fairmont, Nebraska in Fairmont County. The headline simply directs the reader's attention to the information provided below. Furthermore, the inclusion of the headline does not represent a "selling argument" and is not inconsistent with the purposes and policies behind Rule 134. Finally, the State of Nebraska Department of Banking and Finance has requested that the word "ethanol" be contained within the headline to the advertisement.

Radio Advertisement

        The radio advertisement as revised also complies with Rule 134.

  •
  The radio advertisement identifies the name and address of the issuer, identifies the security as limited liability company membership units, gives the price of the units and the minimum investment and gives a brief description of the business of the issuer.

  •
  The statement that the membership units are issued to "qualified investors as defined in the prospectus" has been required by the state of Nebraska Department of Banking and Finance.

  •
  The radio advertisement also indicates that a copy of the final prospectus may be obtained by contacting our director, Bob Bettger, at the Company's telephone number or by attending an informational meeting. The Company believes that the inclusion of the dates and location of the meetings is allowed by Rule 134 for all of the reasons set forth above with regard to the newspaper advertisement.

  •
  The radio advertisement uses the same statement as the newspaper advertisement indicating that "This shall not constitute an offer to sell or the solicitation offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation, or sale would be unlawful under the securities laws of any such state." This statement is required by the State of Nebraska Department of Banking and Finance and is, therefore, allowed by Rule 134.

  •
  Finally, the radio advertisement contains a statement that the securities are being offered in connection with the distribution by the issuer and represents new financing. This is also in compliance with Rule 134.

        In conclusion, the newspaper and radio advertisements as revised and submitted by the registrant are in compliance with Rule 134.

Sincerely,
/s/ Miranda L. Hughes Miranda L. Hughes

MLH:evw

cc:
Revis L. Stephenson, III